WASHINGTON, D.C. 20549
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                                     FORM 15

   Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                     Commission File Number - 0-12936

                             WESTPORT BANCORP, INC.
             (Exact Name of Registrant as specified in its charter)

                 87 POST ROAD EAST, WESTPORT, CONNECTICUT 06880
                                 (203) 222-6911
          (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
         SERIES A CONVERTIBLE PREFERRED STOCK, PAR VALUE $ .01 PER SHARE
            (Title of each class of securities covered by this Form)

                                      NONE
 (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

           Rule 12g-4(a)(1)(i)      [x]        Rule 12h-3(b)(1)(i)       [x]
           Rule 12g-4(a)(1)(ii)     [ ]        Rule 12h-3(b)(1)(ii)      [ ]
           Rule 12g-4(a)(2)(i)      [ ]        Rule 12h-3(b)(2)(i)       [ ]
           Rule 12g-4(a)(2)(ii)     [ ]        Rule 12h-3(b)(2)(ii)      [ ]

     Approximate number of holders of record as of the certification or notice date: 0

         Pursuant to the requirements of Securities Exchange Act of 1934, as amended, Westport Bancorp, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                     HUBCO, INC. Successor by Merger to
                                              Westport Bancorp, Inc.

DATE:  January 6, 1997                     By:/s/ D. LYNN VAN BORKULO-NUZZO
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                                              D. Lynn Van Borkulo-Nuzzo
                                              Executive Vice President